23 May 2007

RECEIVED

2007 MAY 29 A 5:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07023834

Dear Sir

SUPPL

~~Nedbank Group~~ Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – results of annual general meeting.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

cc Jonathan K Bender, Esq

NEDBANK
GROUP

HEAD OFFICE

135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel 011 294 9106 Fax 011 295 9106 Website www.nedbankgroup.co.za

5/29

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN code: ZAE000004875
("Nedbank Group" or "the company")

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of Nedbank Group held on Friday, 18 May 2007, all the ordinary and special resolutions were passed by the requisite majority, with the exception of Resolution 5 which was withdrawn as no nominations were received for any person to be proposed as a director in terms of article 18.3 of the company's articles of association.

The special resolutions will be submitted for registration with the Registrar of Companies in due course.

Shareholders representing 81.63% of the issued share capital in Nedbank Group were present in person or by proxy at the meeting.

Sandton
18 May 2007

Sponsors:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

END